Exhibit 2
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For Immediate Release                                           20 December 2006


                              WPP GROUP PLC ("WPP")

Bates Asia acquires 74% of Sercon, an event management services company in India

WPP announces that its wholly-owned operating company Bates Asia, the leading pan-Asian advertising agency network, has conditionally agreed to acquire 74% of the share capital of Sercon India Private Limited ("Sercon"), a leading Indian event management services company.

Founded in 1996 and located in New Delhi, Sercon employs 120 people. Sercon's revenues for the year ended 31 March, 2006 were Rs63 million with gross assets at the same date of Rs82 million. Clients include Sun Microsystems, Asian Paints, HDFC, Nortel and Cavin Care.

This acquisition continues WPP's strategy of developing its networks in fast growing markets and sectors.

Contact:
Feona McEwan, WPP                                         T. +44 (0)20 7408 2204
www.wpp.com
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